Filed Pursuant to Rule 253(g)(2)
File No. 024-10969

FUNDRISE INCOME EREIT 2019, LLC

SUPPLEMENT NO. 7 DATED OCTOBER 31, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of dividend.

Declaration of Dividend

On October 31, 2019, the Manager of the Company declared a daily distribution of $0.0025342466 per share (the “November 2019 Daily Distribution Amount”) (which equates to approximately 9.25% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on November 1, 2019 and ending on November 30, 2019 (the “November 2019 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the November 2019 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2020. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.